STATE OF NEW JERSEY
                            BOARD OF PUBLIC UTILITIES


In the Matter of the Petition of        :    BPU Docket No. __________
Atlantic City Electric Company          :
Regarding the Sale of Nuclear           :         PETITION
Assets                                  :


          Atlantic City Electric Company ("Petitioner," "Atlantic" or the "Company") an electric public utility subject to the regulatory jurisdiction of the Board of Public Utilities (the "Board" or "BPU"), in support of the within petition respectfully shows:

Introduction

          1. The Company is a corporation organized and existing under the laws of the State of New Jersey and is engaged in the production, generation, purchase, transmission, distribution and sale of electric energy for light, heat and power to residential, commercial and industrial customers. The Company's service territory comprises eight counties located in southern New Jersey and includes approximately 450,000 customers. Atlantic is a wholly-owned subsidiary of Conectiv, a Public Utility Holding Company under federal law. Conectiv is also the parent company of Delmarva Power & Light Company ("Delmarva"), an electric and gas utility serving portions of Delaware, Maryland, and Virginia.

          2. As a result of the restructuring of the electric industry in New Jersey, Atlantic has undertaken the sale of its interests in the Salem Nuclear
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Generating Station, Units 1 and 2 ("Salem"), Peach Bottom Atomic Power Station,
Units 2 and 3 ("Peach Bottom"), and the Hope Creek Nuclear Generating Station ("Hope Creek") (collectively referred to as the "Nuclear Assets"). Pursuant to the Board's Orders in BPU Docket Nos. E097070455, E097070456 and E09707457 and OAL Docket Nos. PUC07311-97 and PUC07312-97, and in accordance with the Electric Discount and Energy Competition Act (the "Act"), N.J.S.A. 48:3-49 et seq., Atlantic hereby requests the Board's approval of the sale of its Nuclear Assets and recovery of resultant stranded costs. In addition, both Atlantic and Delmarva are requesting certain findings be made in order to meet federal law requirements under the Public Utility Holding Company Act of 1935 ("PUHCA"), 15 U.S.C. section 79 et seq., in connection with transfer of both Atlantic and Delmarva's interests in Salem, Peach Bottom and Hope Creek. Atlantic requests that an order approving the sale of the Nuclear Assets, and containing the findings requested herein, be issued by February 15, 2000 to enable a closing to take place by March 31, 2000.

The Nuclear Assets

          3. Atlantic's Nuclear Assets consist of minority ownership interests in the three nuclear power stations described above. Specifically, Atlantic owns 5 percent of Hope Creek, 7.41 percent of Salem, and 7.51 percent of Peach Bottom. Each of these Nuclear Stations is jointly owned by one or more public utilities. Listed below are the ownership interests of the Nuclear Assets:


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     Peach Bottom                       Percent Ownership Interest

Atlantic City Electric Company                     7.51%
Delmarva Power & Light Company                     7.51%
PECO Energy Company                               42.49%
Public Service Electric & Gas                     42.49%


     Salem                              Percent Ownership Interest

Atlantic City Electric Company                     7.41%
Delmarva Power & Light Company                     7.41%
PECO Energy Company                               42.59%
Public Service Electric & Gas                     42.59%


     Hope Creek                         Percent Ownership Interest

Atlantic City Electric Company                     5.00%
Public Service Electric & Gas                     95.00%

It is important to note that Atlantic's minority interest in the Nuclear Assets is subject to certain conditions contained in Owners' Agreements, previously entered into by Atlantic, regarding each of the Nuclear Assets. Pursuant to these Agreements, Atlantic has the right to transfer its interests in the co-owned Nuclear Assets to non-co-owners, subject to a right of first refusal by each of the co-owners. Specifically, any co-owner may transfer all or part of its interest in one or more of the units to a third party, provided that the same offer of transfer shall first have been made in writing to the other co-owners and such offer shall have been rejected by them.


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The Purchase Agreement

          4. As required by N.J.S.A. 48:3-59(b), Atlantic filed a petition seeking the Board's approval of proposed standards for the auction of its Nuclear Assets. See I/M/O the Request of Atlantic City Electric Company for the Establishment of Auction Standards for the Sale of Certain Generating Units, BPU Docket Nos. EM99080605 (fossil assets), EM99080606 (nuclear assets), filed August 11, 1999. The auction standards, as revised by Atlantic, were approved by the Board at its meeting on September 17, 1999, with a final written order pending at this time.

          5. On August 30, 1999, Atlantic received from the co-owners of the Nuclear Assets a comprehensive proposal for the purchase of the Nuclear Assets. Specifically, PSEG Power LLC offered to acquire the combined Atlantic/Delmarva interests in Salem and also offered to purchase Atlantic's interest in Hope Creek. Finally, both PSEG Power LLC and PECO Energy Company ("PECO") offered to purchase one-half of each of the Atlantic and Delmarva interests in Peach Bottom (PSEG Power LLC 1/ and PECO are hereinafter collectively referred to as the "Purchasers"). As a result of its analysis of the proposal, as well as an evaluation of the prices, terms and conditions of recent comparable nuclear asset sales, Atlantic determined to accept the Purchasers' offer. On September 27, 1999, Atlantic reached agreement with the Purchasers regarding the terms of

---------------

     1 It is Atlantic's understanding that at or before closing, PSEG Power LLC will designate its subsidiary, PSEG Nuclear LLC, as the party which will actually receive the ownership interests at closing.


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Purchase and Sale Agreements governing the sale of the Nuclear Assets (the
"Agreements").

          6. Under the Agreements, the purchase price for Atlantic's interest in the Nuclear Assets is approximately $11.3 million, allocated as follows: $4.1 million for Salem, $2.1 million for Hope Creek, and $5.1 million for Peach Bottom. In addition, the Purchasers will compensate Atlantic for Atlantic's share of the net book value of the nuclear fuel at each facility, as of the closing date. In addition to these payments, the Agreements contain several other elements which are advantageous for Atlantic, its employees and its customers:

     o The Purchasers will assume the nuclear decommissioning liability associated with the Nuclear Assets, and receive the nuclear decommissioning trust asset. In addition to lowering Atlantic's exposure to the risk of future decommissioning costs, the Agreements will enable Atlantic to avoid additional funding of the nuclear decommissioning trust which would otherwise have been required in a sale to a non-co-owner. This contract term significantly enhances the value of the Agreements to Atlantic and its customers, and differentiates these transactions from other potential sales of the Nuclear Assets.

     o The Purchasers will assume essentially all environmental liabilities associated with the Nuclear Assets. Once again, this aspect of the


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          transactions serves to lower Atlantic's long-term exposure to the risk of potentially costly environmental clean-up liability.

     o Atlantic expects there will be no tax risk associated with the transfer of the existing nuclear decommissioning trust. This enhances the value of the Agreements to Atlantic and its customers.

     o The Purchasers did not require Atlantic to agree to any above-market purchased power contracts. This aspect of the Agreements is a direct benefit to customers, since it is customers who would ultimately bear the costs of any above-market contracts.

     o The transfer of the Nuclear Assets is not anticipated to affect the status of any employees at Salem, Peach Bottom, or Hope Creek. As set forth in the Act, the Legislature was concerned that any asset divestiture not come at the expense of workers at the generating units. Customers benefit because there are no anticipated costs associated with worker severance or relocation as a result of this transaction.

          7. Copies of the Agreements executed September 27, 1999 are attached as Exhibit A (Hope Creek), Exhibit B (Salem), and Exhibit C (Peach Bottom).


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Findings Requested Under New Jersey Law

          8. Under the Electric Discount and Energy Competition Act, N.J.S.A. 48:3-49 et seq. ("Act") , Atlantic is requesting specific findings that the proposed transfer of the Nuclear Assets is consistent with the provisions of the Act. Furthermore, Atlantic is requesting specific findings in accordance with the Act as to the quantification of the Company's stranded costs associated with the Nuclear Assets.

          9. Pursuant to N.J.S.A. 48:3-59(c), Atlantic asks that the Board make the following findings of fact in accordance with the provisions of the
Act:

          (a) the sale of the Nuclear Assets to the Purchasers represents the full market value of the assets. N.J.S.A. 48:359(c)(1).

          (b) the sale is in the best interest of Atlantic's customers. N.J.S.A. 48:3-59(c)(2).

          (c) the sale will not jeopardize the reliability of the electric power system. N.J.S.A. 48:3-59(c)(3).

          (d) the sale will not result in undue market control by the Purchasers. N.J.S.A. 48:3-59(c)(4).

          (e) the sale will not impact current employment at the facilities in question. N.J.S.A. 48:3-59(c)(5).

          (f) the sale process was consistent with standards established by the Board pursuant to N.J.S.A. 48:3-59(b). N.J.S.A. 48:3-59(c)(6).

          (g) the sale will not affect the existing employee bargaining unit, existing collective bargaining agreements, or the requirement to bargain in good


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
faith when the current collective bargaining agreement has expired. N.J.S.A. 48:3-59(c)(7).

          (h) the sale to the Purchasers will not impact the employees, or the terms and conditions of employment, at the Nuclear Assets at the time of the sale. N.J.S.A. 48:3-59(c)(8) and N.J.S.A. 48:3-59(c)(9).

          10. Based upon Atlantic's compliance with the requirements of N.J.S.A. 48:3-59, Atlantic asks that the Board find that such compliance satisfies any obligation Atlantic may have under statutory provisions which predate the Act, specifically N.J.S.A. 48:3-7.

          11. Based upon the book value of the Nuclear Assets, the value of construction work in progress, inventories, and accrued and unamortized costs, the total current estimate of stranded costs associated with the Nuclear Assets is $532,568,631 ("Eligible Stranded Costs"). A schedule setting for the calculation of the Eligible Stranded Costs is attached hereto as Exhibit D. Atlantic will update this information, and provide background information and working papers, to the Board in the course of this proceeding in order to establish the final quantification of the Eligible Stranded Costs.

          12. Pursuant to N.J.S.A. 48:3-61, Atlantic seeks a finding by the Board that it may recover the Eligible Stranded Costs associated with the Nuclear Assets. Specifically, the Act provides that the Board may permit the Company to recover stranded costs associated with its "utility generation plant." N.J.S.A. 48:3-61(a)(1). The Act defines such stranded costs as the

"amount by which the net cost of an electric public utility's electric generating assets ... exceeds the market value of those assets .... 11 N.J.S.A.
48:3-51. Therefore, Atlantic seeks a finding by the Board that the Company may recover the Eligible Stranded Costs associated with the Nuclear Assets.

          13. Pursuant to N.J.S.A. 48:3-62(c), Atlantic also seeks certain findings from the Board so that Atlantic may recover the total amount of the Eligible Stranded Costs associated with the Nuclear Assets through the issuance of transition bonds. Atlantic submits that pursuant to N.J.S.A. 48:3-62(c)(1) it is entitled to issue transition bonds for the full amount of the Eligible Stranded Costs, because the Company has provided substantial rate reductions to its customers and has agreed to divest these generation assets. Moreover, issuance of the bonds for the full amount will result in substantial and quantifiable savings for Atlantic's customers. Atlantic therefore requests that the Board find that the full amount of the Eligible Stranded Costs either may constitute, or be included as part of, the principal amount of transition bonds for which Atlantic may seek approval to issue under the Act.

          14. Under the terms of the Agreement, and subject to the necessary approvals, Atlantic and Delmarva will be transferring their nuclear decommissioning trust fund balances that are in various funds established by each company for each generating unit. These balances will be transferred to the Purchasers in the same proportion as the transfer of the Nuclear Assets themselves (i.e., one-half of Atlantic's and Delmarva's balances for Peach Bottom will be transferred to PECO and one-half to PSEG; while all of the balances associated with Salem and Hope Creek will be transferred to PSEG). The trust funds themselves are administered by third-party trustees. In order to clarify that Atlantic and Delmarva have obtained any regulatory approvals that may be necessary to direct the trustees to transfer these funds to the Purchasers, Atlantic and Delmarva request a finding by the Board approving the transfer by Atlantic and Delmarva of their nuclear trust fund decommissioning balances to the Purchasers.

          15. In support of the requested findings, Atlantic would note that there have been a number of sales of nuclear assets in recent months. The value that Atlantic will obtain for its Nuclear Assets, considering the totality of the transaction terms, exceeds that of other comparable nuclear assets sales. Moreover, Atlantic is selling only minority non-operating interests in the Nuclear Stations, as opposed to total or majority interests as in other sales. To date, minority interests have realized lower market prices. Thus, Atlantic feels confident that it has negotiated a sales price for its Nuclear Assets that is fully reflective of the current market price for the generating assets. First, Atlantic relied on its knowledge of other nuclear asset sales as a gauge of the current market price for nuclear assets. Second, by selling its interests to the Purchasers, Atlantic has avoided the need for making additional payments to the nuclear decommissioning trust fund, which otherwise would be required in a sale to a third party. Third, the co-owners, right of first refusal creates the potential of complications for any sale to a third party. This results because a third party purchaser cannot be certain that the co-owners will not

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exercise their rights after an agreement has been reached with the third party purchaser.

          16. The sale of Atlantic's Nuclear Assets will not result in undue market control by the Purchasers. Since Atlantic's interests in the units are small, minority interests, the transfer of these interests to the Purchasers will not create a significant shift in the generation marketplace.

          17. As a minority owner, Atlantic does not directly employ any workers at Salem, Peach Bottom, or Hope Creek. Therefore, there are no Atlantic employees who will be affected by the sale. The transaction is not anticipated to affect the status of those employees currently employed at the facilities, the terms and conditions of their employment, or existing collective bargaining agreements.

          18. The sale of the Nuclear Assets to the Purchasers is consistent with the underlying goals set out in the Board's approval of the auction standards. Atlantic understands the Board's interest in seeing that assets be sold in a manner which yields the highest market value while also considering vital issues such as: system reliability, on-going environmental and decommissioning liabilities, operational safety, market power, and impact on the workforce. Atlantic's decision to sell its Nuclear Assets to the Purchasers results in a purchase price which is clearly representative of the current market price for such assets. Moreover, the Purchasers, alone among other prospective buyers, are uniquely positioned to mitigate the Board's concerns with respect to the issues identified above. Based on its discussions with


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prospective bidders, Atlantic is not aware of any other buyers who could bring the same combination of market price, operational knowledge and experience, system reliability and minimal impact on workers, as the Purchasers can bring to the proposed transaction.

Findings Requested Under Federal Law

          19. Atlantic also seeks, on behalf of itself and Delmarva, certain findings by the Board pursuant to Section 32(c) of PUHCA. 15 U.S.C. section 79z-5a(c). This action is necessary because the Purchasers will either immediately or in the near future seek to qualify the Nuclear Assets as "eligible facilities" and obtain exempt wholesale generator ("EWG") status.
Section 32(c) of PUHCA requires that for any generation facility the costs of whose construction or output was included in retail rates as of October 24, 1992, each State Commission with jurisdiction over such rates must make a specific finding that qualifying the facility as an eligible facility (i) will benefit consumers, (ii) is in the public interest, and (iii) does not violate state law. 15 U.S.C. section 79z-a(c). For registered holding companies, such as Conectiv, the parent of Atlantic and Delmarva, Section 32(c)(A) imposes an additional requirement that such specific state commission findings be made by every state commission having jurisdiction over the retail rates and charges of the affiliates of such registered holding company. 15 U.S.C. section 79z-5a(c)(A). Therefore, both Atlantic and Delmarva are requesting specific findings from each regulatory commission having jurisdiction over the rates and charges of the companies 2/, that allowing the Nuclear Assets to become "eligible facilities" (through the proposed sales transactions) (i) will benefit consumers, (ii) is in the public interest, and (iii) does not violate state law. 15 U.S.C. section 79z-Sa(c).

          20. In order to meet the PUHCA requirement, Atlantic and Delmarva request that the Board make the following findings in its final order with regard to Atlantic's sale of its Nuclear Assets, as well as Delmarva's sale of its ownership interests in the Peach Bottom and Salem units:

          The Board hereby finds, consistent with Section 32(c) of the Public Utility Holding Company Act, that making the ownership interests of Atlantic and Delmarva in Peach Bottom, Salem and Hope Creek "exempt facilities": (1) will benefit consumers; (2) is in the public interest; and (3) does not violate State law.

Atlantic and Delmarva would point out that the findings they seek pursuant to PUHCA are entirely consistent with the findings the Company seeks pursuant to the Act.

          WHEREAS, Atlantic respectfully requests that the Board of Public Utilities approve the sale of the Company's Nuclear Assets to the Purchasers and find pursuant to the Act that: (1) the sale of the Nuclear Assets to the Purchasers represents the full market value of the Nuclear Assets; (2) the sale is in the best interest of Atlantic's customers; (3) the sale will not jeopardize the reliability of the electric power system; (4) the sale will not result in undue market control by the buyers; (5) the impacts of the sale on

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     2 Atlantic and Delmarva are affiliates and members of a registered utility holding company group because Conectiv owns the common stock of both companies.


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Atlantic's workers have been reasonably mitigated; (6) the sale process was consistent with standards established by the Board pursuant to N.J.S.A. 48:3-59(b); (7) the sale will maintain the existing employee bargaining unit, honor existing collective bargaining agreements, and continue the requirement to bargain in good faith when the current collective bargaining agreement has expired; (8) the sale to the Purchasers will not impact the employees, or the terms and conditions of employment, at the Nuclear Stations at the time of the sale. Also pursuant to the Act, Atlantic requests that the Board find that Atlantic may recover the full amount of the Eligible Stranded Costs, and that the full amount of the Eligible Stranded Costs either may constitute, or be included as part of, the principal amount of transition bonds for which Atlantic may seek approval under the Act. Pursuant to the nuclear decommissioning fund trust agreements, Atlantic and Delmarva request that the Board approve the transfer by Atlantic and Delmarva of their nuclear decommissioning trust fund balances to the Purchasers. Pursuant to PUHCA, Atlantic and Delmarva request that the Board find the sales transactions: (i) will benefit consumers, (ii) are in the public interest, and (iii) do not violate state law.

                                        Respectfully submitted,
                                        LEBOEUF, LAMB, GREENE & MACRAE, LLP


                                        By:  /s/ Stephen B. Genzer
                                             -----------------------------------
                                             Stephen B. Genzer

Date:  November 23, 1999


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                                  VERIFICATION

STATE OF DELAWARE        )
                         )    ss.
COUNTY OF NEW CASTLE     )

          I, Thomas S. Shaw, of full age, certify that:

          1. I am Executive VP of Atlantic City Electric Company, Petitioner in the foregoing Petition, and I am authorized to make this Verification on behalf of the Company.

          2. I have reviewed the attached Petition and Exhibits thereto, and the same are true and correct to the best of my knowledge, information and belief.


                                        /s/ Thomas S. Shaw
                                        ----------------------------------------
                                        Thomas S. Shaw


Sworn and subscribed to
before me this 23d day
of November, 1999.


/s/ Sharon M. Roach
---------------------
Sharon M. Roach
Notary Public Delaware

My Commission Expires Oct. 22, 2000